FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of August 2009
Commission File Number: 000-51116
Hurray! Holding Co., Ltd.
15/F, Tower B, Gateway Plaza
No. 18 Xia Guang Li North Road
East Third Ring, Chaoyang District
Beijing 100027, People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- N.A.

Hurray! Reports Second Quarter 2009 Unaudited Financial Results
BEIJING, August 12, 2009 /Xinhua-PRNewswire/ — Hurray! Holding Co., Ltd. (Nasdaq: HRAY — News), a leader in artist development, music production and wireless music distribution and other wireless value-added services in China, today announced its unaudited financial results for the second quarter ended June 30, 2009.
Financial Highlights
Highlights for the Second Quarter of 2009:
•	Total revenues: $9.8 million, representing a decrease of 16.3% quarter-over-quarter and a decrease of 22.9% year-over-year.

•	Wireless value-added services (“WVAS”) revenues: $5.5 million, representing a decrease of 29.1% quarter-over-quarter and a decrease of 39.3% year-over-year.

•	Recorded music revenues, which are from our record label businesses: $4.3 million, representing an increase of 9.4% quarter-over-quarter and an increase of 19.5% year-over-year.

•	Net loss attributable to Hurray! Holding: $10.9 million

•	Adjusted EBITDA[1]: a net loss of $5.7 million

•	Diluted loss per ADS: $0.50
Commenting on the second quarter results, Dr. Xiang, CEO of Hurray! stated:
“The past quarter was a challenging and significant one for Hurray! as we effectively completed the scheduled realignment of resources amongst business lines, which help to enhance our operating efficiency and reinforced momentum for future growth. We believe we will be able to significantly narrow down our loss in the following quarter with the continuous rise in operating efficiency and better integration of channel and contents as the result of the aforementioned realignment. We also expect to have a chance of achieving an operation break-even in the foreseeable future. Hurray! is optimistic about the future cooperation with Shanda in light of the complementary content, distribution platforms and large user base which may present both companies with opportunities to achieve synergies going forward.”
Business Results
Total revenues for the second quarter ended June 30, 2009 were $9.8 million, representing a decrease of 16.3% from $11.8 million for the preceding quarter, and a decline of 22.9% from $12.8 million for the same quarter last year.

[1]
A non-GAAP measure, which is defined as net income attributable to Hurray! Holding company except for income from discontinued operations before interest, tax, depreciation, amortization, impairment for goodwill and earnings from investment in music equity affiliate, write-down of intangible assets, stock-based compensation, gains on reduction of acquisition payable and foreign exchange loss.

During the second quarter of 2009, the Company took action to reduce its marketing efforts through various channels which had failed to generate the expected profitability, resulting in reduced revenues. Total wireless value-added services revenues were $5.5 million for the second quarter of 2009, representing a decrease of 29.1% from $7.9 million in the previous quarter and a decrease of 39.3% from $9.2 million in the same quarter of 2008.
Recorded music revenues, which represent revenues of our controlled music companies Freeland Music, Huayi Brothers Music, Hurray! Secular Bird and Seed Music, which was acquired on January 1, 2009, were $4.3 million, representing an increase of 9.4% as compared to $3.9 million in the previous quarter and an increase of 19.5% as compared to $3.6 million in the same period of 2008. The increase arose from the contribution of Seed Music, consolidated from January 1, 2009, which contributed revenues of $1.6 million in the second quarter and $3.8 million year to date.
Total gross margin was 21.3% for the second quarter of 2009 as compared to 16.4% for the previous quarter and 36.4% for the same period of 2008.
Gross margin for wireless value-added services was 26.7% for the second quarter of 2009, as compared to 17.5% in the previous quarter, and 29.8% for the same period of 2008.
Recorded music gross margin was 14.4% for the second quarter of 2009 as compared to 14.0% in the previous quarter and 53.4% for the same period of 2008.
Total gross profit was $2.1 million for the second quarter of 2009, representing an increase of 9.2% compared to $1.9 million for the previous quarter, and a decline of 54.8% as compared to $4.6 million for the same period of 2008.
Total operating expenses were $15.5 million for the second quarter of 2009, which included provisions for account receivable and other current assets of $3.3 million as a result of further detailed assessment for these account balances based on the information became available to us recently, professional service fees relating to the Shanda tender offer of $1.3 million, an impairment for goodwill of $3.0 million and a write-down for intangible assets of $3.5 million for music business, and severance costs of $0.4 million. This represents an increase of 208.9% as compared to the total operating expenses of $5.0 million for the previous quarter and an increase of 375.0% as compared to the total operating expenses of $3.3 million for the same period of 2008, net of the reversal of Unicom liability amounting to $1.6 million.
The income tax benefit for the second quarter of 2009 was $435,581 resulting mainly from the reversal of deferred tax liabilities related to the intangible assets impairment as compared to $22,965 in the previous quarter and an income tax expense of $282,250 in the same period of 2008.
We also performed impairment test for our investments in music equity affiliate due to its negative operating cash flow and $0.21 million was recorded as impairment charges in the second quarter.

Net loss attributable to Hurray! Holding was $10.9 million for the second quarter of 2009.
Adjusted EBITDA was negative $5.7 million for the quarter ended June 30, 2009, as compared with an adjusted EBITDA of negative $1.7 million in the previous quarter. A reconciliation of the (loss) income from continuing operations under U.S. generally accepted accounting principles (GAAP) and adjusted EBITDA is included at the end of this release. Adjusted EBITDA excluding additional provisions for trade receivables, expenses related to the tender-offer deal and severance costs, was negative $1.3 million, which demonstrates a slight improvement compared to the previous quarter.
Fully diluted loss per ADS was $0.50 based on a weighted average of 22.0 million diluted ADSs for the second quarter of 2009, as compared to the diluted loss per ADSs of $0.09 based on a weighted average of 22.0 million diluted ADSs for the previous quarter, and a fully diluted earnings per ADS of $0.07 based on a weighted average of 21.9 million diluted ADSs for the second quarter of 2008.
As of June 30, 2009, the Company had $59.1 million in cash and cash equivalents.
Business Highlights
Hurray! continued executing its strategy of developing proprietary content and diversifying distribution channels, with the following highlights:
•
Hurray! launched 15 new mobile games and mobile themes on China Mobile’s portal in the second quarter of 2009, including “Tri-Eye Boy 2: The Revenge”, and “BOBO — Perfect Match”. In the third quarter of 2009, we are launching another 9 new mobile games and mobile themes.

•
In June, “Sacred Seal — The Legend of Magic Sword”, and “Metal Tank — Deadly Armor” two of our mobile game, was voted “Star-Rated Mobile Games” at a mobile game user recommendation contest organized by China Mobile. “Sacred Seal — The Legend of Magic Sword” was selected as one of the high-rated mobile games in China Mobile’s G-plus game package.

•
Hurray! affiliated music companies, including Huayi Brothers Music, Freeland Music, New Run Entertainment, Secular Bird and Seed Music, released a series of new songs, including 8 albums, 6 Compilations, 2 EPs and 2 singles, and launched successful marketing programs to promote the new releases simultaneously over Internet and wireless platforms. Subsequently, “Power of Love” (“Ai Shi Li Liang”) by Kenji Wu, “The Other Half"(“Ling Yi Ban”) by Xu Ruyun, became popular hits in the second quarter.

•
Hurray! artists, including Kenji Wu, Guang Liang, Wen Lan and others received awards for their outstanding performances at various prestigious music award ceremonies in Asia, including “Annual Golden Song” for Guang Liang, “Best New Single” for Kenji Wu, and etc.

•	Seed Music signed up 2 new artists, Zhou Hui and Guo Shuyao.

Shanda Interactive Entertainment Limited Announced Final Results and Completion of the Tender Offer for Hurray! Holding Co., Ltd.
On July 22, 2009, Shanda Interactive Entertainment Limited (“Shanda”) (Nasdaq: SNDA), a leading interactive entertainment media company in China, and Shanda Music Group Limited (“Shanda Music”), a wholly owned subsidiary of Shanda, announced the final results and completion of the tender offer for 1,155,045,300 ordinary shares, par value $0.00005 per ordinary share (“Shares”), of the Company, including Shares represented by American Depositary Shares (“ADSs,” each representing 100 Shares) at a purchase price of $0.04 per Share (equivalent to $4.00 per ADS) in cash, without interest and subject to any applicable withholding taxes.
The tender offer expired at 12:01 a.m., New York City time, on July 15, 2009.
Citibank, N.A., the ADS tender agent, has advised Shanda that based on its final tabulation, 11,568,039 ADSs (representing 1,156,803,900 Shares) were validly tendered and not withdrawn. Conyers Dill & Pearman, the Share tender agent, has advised Shanda that based on its final tabulation, 266,232,760 Shares were validly tendered and not withdrawn. Based on these final results, the aggregate number of Shares (including Shares represented by ADSs) validly tendered and not withdrawn was 1,423,036,660 Shares (including Shares represented by ADSs).
Shanda Music has accepted for payment 1,155,045,300 Shares (including Shares represented by ADSs) that were validly tendered and not withdrawn. Because 1,423,036,660 Shares (including Shares represented by ADSs) were validly tendered and not withdrawn, the resulting proration factor is approximately 81.2% of the number of Shares (including Shares represented by ADSs) validly tendered and not withdrawn. Accordingly, Shanda Music purchased from each tendering shareholder approximately 81.2% of the Shares (including Shares represented by ADSs) that were validly tendered and not withdrawn, subject to adjustments to avoid purchases of fractional Shares or fractional ADSs. Citibank, N.A., the ADS tender agent, has promptly issue checks as payment for the ADSs accepted for payment based on this proration factor and adjustments to avoid purchases of fractional ADSs. Shanda has promptly wire the payments for the Shares accepted for payment based on this proration factor and adjustments to avoid purchase of fractional Shares. All ADSs and Shares tendered but not accepted for payment in the tender offer are returned to the tendering shareholders.

After giving effect to the acquisition of Shares (including Shares represented by ADSs) in the tender offer, Shanda currently hold, through Shanda Music, approximately 51% of the Company’s total outstanding Shares calculated on a fully-diluted basis.
The Company has recorded expenses relating to the above amounting to $1.3 million in the second quarter. Under the terms of our agreement with the Company’s financial advisors, a further payment of $1.23 million is payable in the third quarter and will be a recorded as an expense in that quarter.
Conference Call
The Company will host a conference call to discuss the second quarter 2009 results at

Time:	9: 00 pm Eastern Standard Time on August 12, 2009 or 9:00 am Beijing/Hong Kong Time on August 13, 2009

The dial-in number:	+1-866-700-7101 (US) +1-617-213-8837 (International) Password: 71933531
A replay of the call will be available from August 13, 2009 until August 20, 2009 as follows:

+1-888-286-8010 (US) +1-617-801-6888 (International) PIN number: 85483627
Additionally, a live and archived web cast of this call will be available at:
http://phx.corporate-ir.net/playerlink.zhtml?c=187793&s=wm&e=2355303
About Hurray! Holding Co., Ltd.
Hurray! is a leader in artist development, music production and offline distribution in China through its record labels Huayi Brothers Music, Freeland Music, New Run Entertainment, and Secular Bird. The Company’s latest acquisition, Seed Music, expands the Company’s music services into Taiwan as well growing our business in China. The Company, through Fly Songs, also organizes concerts and other music events in China.
Hurray! is also a leading online distributor of music and music-related products such as ringtones, ringbacktones, and truetones to mobile users in China through the full range of wireless value-added services platforms over mobile networks and through the internet.
The Company also provides a wide range of other wireless value-added services to mobile users in China, including games, pictures and animation, community, and other media and entertainment services.

Forward-looking Statements
This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: continued competitive pressures in China’s wireless value-added services market; changes in technology and consumer demand in this market; the risk that Hurray! may not be able to control its expenses in future periods; Hurray!’s ability to succeed in the music development, production and distribution business, with which it has only limited experience; changes in the policies of the mobile operators in China or the laws governing wireless value-added services; the state of Hurray!’s relationships with China’s mobile operators and the risk that Hurray! may be subject to further sanctions and penalties from them in future periods; and other risks outlined in Hurray!’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1, as amended. Hurray! Does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Hurray! Holding Co., Ltd.
Unaudited Condensed Consolidated Balance Sheets

	As of	As of
	June 30, 2009[1]	December 31, 2008
		(As Adjusted)[1]
	(in thousands of U.S. dollars)
Assets
Current assets:
Cash and cash equivalents	$59,113	$59,473
Accounts receivable, net	8,763	12,658
Prepaid expenses and other current assets	2,517	4,170
Amount due from related parties	203	745
Current deferred tax assets	498	363
Inventories, net	137	255
Receivable on disposal of subsidiary	—	47

Total current assets	71,231	77,711

Deposits and other non-current assets	1,728	720
Prepaid acquisition cost	—	2,507
Property and equipment, net	748	980
Acquired intangible assets, net	1,145	1,945
Investment in equity affiliate	404	825
Goodwill	1,858	3,157
Non-current deferred tax assets	275	479

Total assets	$77,389	$88,324

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$3,660	$2,454
Accrued expenses and other current liabilities	4,540	3,033
Amount due to related parties	458	208
Income tax payable	276	124
Current deferred tax liabilities	479	497

Total current liabilities	9,413	6,316

Long term payable	20	24
Non-current deferred tax liabilities	339	292

Total liabilities	9,772	6,632

Redeemable non-controlling interest	801	—
Shareholders’ equity:
Ordinary shares	110	110
Additional paid-in capital	75,139	75,013
Accumulated deficit	(21,198)	(8,201)
Accumulated other comprehensive income	10,038	9,987

Total Hurray! Holding shareholders’ equity	64,089	76,909

Non-controlling interest[2]	2,727	4,783

Total shareholders’ equity	66,816	81,692

Total liabilities and shareholders’ equity	$77,389	$88,324

Hurray! Holding Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2009	2008	2009	2008
	(in thousands of U.S. dollars,		(in thousands of U.S. dollars,
	except share and per share data)		except share and per share data)
Revenues:
Wireless value-added services	5,571	9,185	13,427	20,185
Recorded music	4,272	3,576	8,177	5,821

Total revenues	9,843	12,761	21,604	26,006

Cost of revenues:
Wireless value-added services	4,086	6,451	10,564	13,599
Recorded music	3,656	1,666	7,016	2,927

Total cost of revenues	7,742	8,117	17,580	16,526

Gross profit	2,101	4,644	4,024	9,480

Operating expenses:
Product development	133	206	228	596
Selling and marketing	2,041	2,232	3,915	4,633
General and administrative	10,885	2,386	13,941	4,273
Impairment of goodwill	3,009	—	3,009	—
Gain on reduction of Unicom liability	—	(1,557)	—	(1,557)
Change in fair value of contingent consideration of Seed Music	(550)	—	(550)	—

Total operating expenses	15,518	3,267	20,543	7,945

(Loss) income from operations	(13,417)	1,377	(16,519)	1,535

Interest income	135	465	275	819
Other income	118	62	262	135
Interest expense	(3)	—	(6)	—
Gain on reduction of acquisition payable	—	—	—	5,000

(Loss) income before provision for income taxes, equity in earnings (loss) of affiliate	(13,167)	1,904	(15,988)	7,489

Income tax (benefit)expense	(436)	282	(459)	991

Net (loss) income before equity in earnings (loss) of affiliate	(12,731)	1,622	(15,529)	6,498

Equity in (loss)earnings of affiliate, net of tax	(208)	8	(299)	34
Impairment of the investment in music equity affiliate	(210)	—	(210)	—

(Loss) income from continuing operations	(13,149)	1,630	(16,038)	6,532
Discontinued operations:
Gain on sale of subsidiary, net of tax	—	129	222	129

Net (loss) income	(13,149)	1,759	(15,816)	6,661

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2009	2008	2009	2008
	(in thousands of U.S. dollars,		(in thousands of U.S. dollars,
	except share and per share data)		except share and per share data)

Less: Net income (loss) attributable to the non-controlling interest[2]	2,231	(192)	2,819	(192)

Net (loss) income attributable to Hurray! Holding Company	(10,918)	1,567	(12,997)	6,469

Net (loss) income per share-basic
(Loss) income from continuing operations	$(0.00)	$0.00	$(0.01)	$0.00
Gain from discontinued operations	$0.00	$0.00	$0.00	$0.00
Net (loss) income	$(0.00)	$0.00	$(0.01)	$0.00

Net (loss) income per ADS-basic
(Loss) income from continuing operations	$(0.50)	$0.07	$(0.60)	$0.29
Gain from discontinued operations	$0.00	$0.00	$0.01	$0.01
Net (loss) income	$(0.50)	$0.07	$(0.59)	$0.30

Net (loss) income per share-diluted
(Loss) income from continuing operations	$(0.00)	$0.00	$(0.01)	$0.00
Gain from discontinued operations	$0.00	$0.00	$0.00	$0.00
Net (loss) income	$(0.00)	$0.00	$(0.01)	$0.00

Net (loss) income per ADS-diluted
(Loss) income from continuing operations	$(0.50)	$0.07	$(0.60)	$0.29
Gain from discontinued operations	$0.00	$0.00	$0.01	$0.01
Net (loss) income	$(0.50)	$0.07	$(0.59)	$0.30

Weighted average shares used in calculating basic Earnings (loss) per share	2,196,177,940	2,184,751,686	2,195,598,573	2,181,449,475
Weighted average ADSs used in calculating basic Earnings (loss) per ADS	21,961,779	21,847,517	21,955,986	21,814,495
Weighted average shares used in calculating diluted Earnings (loss) per share	2,196,177,940	2,186,254,898	2,195,598,573	2,187,269,646
Weighted average ADSs used in calculating diluted Earnings (loss) per ADS	21,961,779	21,862,549	21,955,986	21,872,696

The use of non-GAAP financial measures:
To supplement its consolidated financial statements presented in accordance with generally accepted accounting principles (“GAAP”) in the United States, Hurray! uses a non-GAAP measure of adjusted EBITDA, which is adjusted from results based on GAAP to exclude certain expenses and non-recurring events. Hurray!’s management believes the use of this non-GAAP financial measure provides useful information to both management and investors by excluding certain expenses that are not related to the company’s operations. This non-GAAP financial measure also facilitates management’s internal comparisons to Hurray!’s historical performance and our competitors’ operating results. Hurray! believes this non-GAAP financial measure is useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. The presentation of this additional financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Please see below financial table for a reconciliation of adjusted EBITDA.
Reconciliation of Net (loss) income attributable to Hurray! Holding Company under GAAP to adjusted EBITDA for the following periods:

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2009	2008	2009	2008
	(in thousands of U.S.		(in thousands of U.S.
	dollars, except share and		dollars, except share and
	per share data)		per share data)
Net (loss) income attributable to Hurray! Holding Company	$(10,918)	$1,567	$(12,997)	$6,469
Add (deduct):
(Income) from discontinued operations	—	(129)	(222)	(129)
Interest expense	3	—	6	—
Income tax expense (benefit)	(436)	282	(459)	991
Depreciation and amortization	739	934	1,534	1,741
Non-cash stock compensation expense	24	191	126	382
Intangible assets write-down	3,543	—	3,543	—
Impairment of goodwill	3,009	—	3,009	—
Impairment for Investment in music equity affiliates	210	—	210	—
Gain on reduction of Magma purchase liability	—	—	—	(5,000)
Gain on reduction of Unicom liability	—	(1,557)	—	(1,557)
Change in fair value of contingent consideration of Seed Music	(550)	—	(550)	—
Interest income	(135)	(465)	(275)	(819)
Impact of adjusting items on Non-controlling interest	(1,236)	(129)	(1,418)	(358)

Adjusted EBITDA	$(5,747)	$694	$(7,493)	$1,720

For more information, please contact:
Christina Low
Investor Relations Officer
Tel: 8610-84555566 x5532
IR@hurray.com.cn
Source: Hurray! Holding Co., Ltd.

[1]
Effective January 1, 2009, the Company adopted SFAS 160. SFAS 160, which was retrospectively applied, requires non-controlling interests to be separately presented as a component of stockholders’ equity on the unaudited condensed consolidated financial statements.

[2]
June 30, 2008 and December 31, 2008 balances were extracted from the form 6-K for the quarters ended June 30, 2008 and December 31, 2008 respectively, as adjusted resulting from the adoption of Statement of Financial Accounting Standards No. 160.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hurray! Holding Co., Ltd.
By:	/s/ Songzuo Xiang
	Name:	Songzuo Xiang
	Title:	Chief Executive Officer

Date: August 14, 2009